August 2, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Anu Dubay, Senior Counsel

Re: Pear Tree Funds
Form N-1A Filed on August 1, 2017 (File No. 333-219602)
Request for Withdrawal on Form RW

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Pear Tree Funds, a Massachusetts business trust (the "Registrant"), hereby applies for withdrawal of the above-referenced Registration Statement on Form N-1A with respect to the Registrant filed with the Securities and Exchange Commission (the "Commission") on August 1, 2017, accession number 0000722885-17-000117.  We are requesting the withdrawal of that filing because that filing was made in error.  Please note that no securities were sold in connection with the offering described in the filing and that the Registration Statement had not become effective.  The filing should have been a Post-Effective Amendment to the current Registration Statement (File Nos. 333-102055 and 811-03790) pursuant to Rule 485(b) under the Securities Act.  Such 485(b) filing was subsequently filed on behalf of the Registrant under accession number 0000722885-17-000124.

The Registrant respectfully requests that the Commission consent to the withdrawal of the above referenced Form N-1A, effective as of the filing of this request.

Please send copies of the written order granting withdrawal of the Form N-1A to John Hunt, Sullivan & Worcester LLP, counsel to the Registrant, via email at jhunt@sandw.com.

Should you have any questions regarding this matter, please contact John Hunt at (617) 338-2961 or, in his absence, Laura Miller at (617) 338-2858.

Very truly yours,

/s/    Willard L. Umphrey

Willard L. Umphrey
President

cc (via e-mail):
Deborah A. Kessinger, Esq. – Pear Tree Advisors, Inc.
John Hunt, Esq. – Sullivan & Worcester LLP
Laura Miller, Esq. - Sullivan & Worcester LLP

{B2178132; 2}